EXHIBIT 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the Company's ratios of consolidated earnings to fixed charges and earnings to fixed charges and preferred stock dividends for the periods presented:

	Six Months Ended	Year ended December 31,
	June 30, 2016	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges (a)	(b)	(c)	9.45	(d)	4.52	3.49

Ratio of earnings to fixed charges and preferred stock dividends (e)	(b)	(c)	9.45	(d)	4.52	3.49
____________________

(a)	The ratio has been computed by dividing earnings by fixed charges. For purposes of computing the ratio:

 - earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for net income or loss attributable to the noncontrolling interest and the Company's share of investee's income or loss accounted for under the equity method, and adjustment for capitalized interest, plus fixed charges and the Company's share of distributed income from investees accounted for under the equity method; and

- fixed charges consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense.

(b)	The ratio indicates a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges during the six months ended June 30, 2016 by $821 million.

(c)	The ratio indicates a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges during the year ended December 31, 2015 by $432 million.

(d)	The ratio indicates a less than one-to-one coverage because the earnings are inadequate to cover the fixed charges during the year ended December 31, 2013 by $606 million.

(e)	The ratio has been computed by dividing earnings by fixed charges and preferred stock dividends. For purposes of computing the ratio:

 - earnings consist of income from continuing operations before income taxes, cumulative effect of change in accounting principle, adjustments for net income or loss attributable to the noncontrolling interest and the Company's share of investee's income or loss accounted for under the equity method, and adjustment for capitalized interest, plus fixed charges, the Company's share of distributed income from investees accounted for under the equity method and preferred stock dividends, net of preferred stock dividends of a consolidated subsidiary; and

 - fixed charges and preferred stock dividends consist of interest expense, capitalized interest and the portion of rental expense deemed to be representative of the interest component of rental expense, preferred stock dividends of a consolidated subsidiary and preferred stock dividends.